Appalachian Soccer Group LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1. Background. The undersigned ("Investor") understands that Appalachian Soccer Group LLC, a North Carolina limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding as promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the "Form C") and the Offering Statement, whichis included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to $250,000 of Class B Membership Units (each a "Unit" and, collectively, the "Units") at a price of $100.00 per Unit (the applicable purchase price paid by theundersigned being the "Purchase Price") at a minimum purchase is one Unit for $100.00. The Units have the relative rights, preferences, privileges and priorities specified in the Company Agreement of Appalachian Soccer Group LLC (the "Operating Agreement") of the Company, a copy of which has been provided to Investor as part of the Form C and Offering Statement materials and receipt of which is hereby acknowledged. The minimum amount or target amount to be raised in the Offering $50,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $250,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to bedetermined by the Company's management. The Company is offering the Units to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission of 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and related Offering Statement and the Voting Agreement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall

pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and the Voting Agreement is executed by all parties. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. Closing.

(a) Closing. Subject to Section 3(b), the initial closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) Initial Closing Conditions. The Initial Closing is conditioned upon satisfaction of all the following conditions: (i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an investment amount of at least the Target Offering Amount; and (ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds,and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

a. The undersigned acknowledges receipt of the Company's Operating Agreement and agrees to be bound by its terms.

b. The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needsand possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

c. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

d. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

e. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

f. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

g. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of theUnits.

h. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

i. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

j. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

k. The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

l. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

m. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financialevaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

n. The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations andagreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

o. The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose ofthe Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned

understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

p. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6. Risk Factors. The undersigned acknowledges the following risks of investment:

a. HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE DISCLOSURE MATERIALS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. THE UNDERSIGNED UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL- INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

b. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of theCompany or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of thetax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

c. No Guarantee of Return. No assurance can be given that the undersigned will realize a substantial return on investment, or any return at all, or that the undersigned will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read the Disclosure Materials and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

d. The Company relies heavily on key personnel. The Company's success depends substantially on the efforts of its Managing Board. The Company does not have an established plan to replace these persons in the case of death or disability, although this risk is mitigated to some extent by the skills and experiences of the other members of the Managing Board. The Company's success also depends on

its ability to recruit, train, and retain qualified staff. The loss of the services of any of key personnel, or the Company's inability to recruit, train, and retain qualified staff, may have a material adverse effect on the Company's business and financial condition.

e. Control of the Company. Control of the Company and all of its operations are, and will remain, solely with its Managing Board and Class A Members. Investorsmust rely upon the judgment and skills of such persons. Purchasers of the securities will have no vote and no control over the management and affairs of theCompany.

f. The Company may need to raise additional capital and expects to conduct a subsequent raise under Regulation CF. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Company will raise any particular amount in this offering or in the subsequent Regulation CF offering. It is possible that the Company will need to raise additional capital to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the Company or its members, or at all.

g. The Company is not required to pay cash distributions to members. The Company is not required to, and there is no guarantee that the Company will, paycash distributions on the Units in any year or at all. The undersigned could be required to hold their investment indefinitely without receiving any cash distributions.

h. Investors have limited opportunities for exit. It is unlikely that there will ever be substantial secondary market trading in the Company's Units, and investors' ability to sell their shares are further limited by significant transfer restrictions under applicable securities laws and the terms of this Subscription Agreement. As a result, investors may be required to hold their Units indefinitely, with little or no ability to resell their shares or otherwise recover their investment amount.

i. Investors have very limited voting rights. Except as required by law, the Units have no voting rights and all voting rights belong to holders of Class A Membership units. Investors must rely on Class A Members to elect qualified managers and on the Company's Managing Board to make strategic and operational decisions that will enable the Company to succeed.

j. The offering price of the Units is arbitrary. The offering price of $100.00 per Unit bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Company.

k. The Company may revise the use of proceeds of this offering. The Offering Materials describe the Company's current intentions regarding use of proceeds of this offering. However, the Company will remain free to use such proceeds in a different manner, based on the judgment of its officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

l. The Company's legal counsel has not conducted any due diligence with respect to the offering. The Company has engaged City of Oaks Law ("COL") to assist the Company in determining legal requirements related to this offering, preparing and/or reviewing the Offering Materials and obtaining required approvals under applicable securities laws. However, COL has not conducted anyindependent due diligence on the Company or otherwise attempted to verify any representations or other statements made by the Company, herein or otherwise, with respect to its business, financial condition, prospects or plans. COL does notrepresent investors with respect to this offering, and investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

m. Unfavorable weather, earthquakes, other natural disasters as well as health matters, including pandemics, could impact the Company's success. Such disasters could cause damage to the Company's business and otherwise lead to a loss of revenue or an increase in costs to the Company.

n. The Company's success depends on our ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on our ability to secure and enforce intellectual property rights, including trademark and trade secret rights. Currently, the Company has a license agreement for the trademarks it uses to conduct its business. The Company's use of this intellectual property is subject to the terms of that license and there is no guarantee that the Company's licensed trademark registrations that have issued (or may in the future issue) could be held invalid due to our conduct or challenges by third parties. We could lose our trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

o. The Company could be held to violate intellectual property rights of third parties or to be in breach of the license agreement for the trademarks. Although the Company is not aware of any third-party rights that are infringed by our existing or contemplated business activities nor is the Company aware of any breach of the licensing agreement, there is no guarantee that we will not be sued for infringement by third parties, sued for breach of the license agreement or that we will not need to modify our brand or products to avoid infringement or to respond to any breach of the licensing agreement.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

a. Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of North Carolina and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

b. Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of formation or Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Non-Voting Units. The undersigned acknowledges that the Units being acquired do not have voting rights except as may be required by law and that major actions may be taken without the vote of the holders of the Units.

9. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Units from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Units, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Units the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Units by the Financing Price (as

defined below) and is referred to as the “Aggregate Value”), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this Section 10, the following terms shall have the meanings set forth below: “Change of Control” means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of

members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company o

utstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of allor substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment forthe benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary. "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells units at a fixed pre-money valuation. "Financing Price" means the price per unit or conversion price of a class of units issued to the investors investing new money in the Company in connection with theinitial closing of an Equity Financing.

10. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Company at the address set forth in the Form C, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shallbe construed in accordance with and governed by the laws of the State of North Carolina without regard to the principles of conflicts of laws.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

16. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Appalachian Soccer Group LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an “accredited investor” as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited